UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Actuate Corporation

(Name of Subject Company)

Asteroid Acquisition Corporation

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00508B102

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Chief Legal Officer and Corporate Secretary

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Whoriskey

David Leinwand

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$359,254,012	$41,745.32

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 54,432,426 shares of common stock, $0.001 par value per share, of Actuate Corporation (“Actuate”), the estimated maximum number of shares of Actuate common stock that may be acquired in this tender offer (representing as of the close of business on December 12, 2014 (i) 46,696,405 shares of common stock issued and outstanding and (ii) 7,736,021 shares issuable upon the exercise of outstanding options), multiplied by (b) the offer price of $6.60 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,745.32	Filing Party: Open Text Corporation, Asteroid Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: December 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 00508B102	13D

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT ☐ TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on December 16, 2014, as amended and supplemented by Amendment No. 1 filed on December 18, 2014, Amendment No. 2 filed on December 22, 2014, Amendment No. 3 filed on January 9, 2015 and Amendment No. 4 filed on January 9, 2015, by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation organized in Canada (“OpenText”), to purchase all shares of common stock of Actuate Corporation, a Delaware Corporation (“Actuate”), par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (each, a “Share”), that are issued and outstanding, at a price of $6.60 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

All capitalized terms used and not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1-9 and 11.

The Offer to Purchase and Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Consummation of the Offer and the Merger.

The Offer expired at 9:00 a.m., New York City time, on Friday, January 16, 2015. The Depositary for the Offer has indicated that a total of 39,385,288 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered and Shares that were owned as of the date of the commencement of the Offer by Actuate, OpenText or any direct or indirect wholly-owned subsidiary of Actuate or OpenText) were validly tendered in accordance with the terms of the Offer and not withdrawn on or prior to the Expiration Time. The validly tendered Shares represent approximately 86.6% of the Shares outstanding as of the Expiration Time. In addition, notices of guaranteed delivery have been delivered with respect to 945,157 Shares. The number of Shares tendered into the Offer satisfied the Minimum Tender Condition (as defined in the Merger Agreement) as of the expiration of the Offer. All conditions to the Offer have been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, in accordance with the terms of the Offer.

On January 16, 2015, following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, OpenText completed its acquisition of Actuate pursuant to the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, Purchaser merged with and into Actuate (the “Merger”), with Actuate surviving the Merger as a wholly-owned subsidiary of OpenText, pursuant to the procedure provided for under DGCL Section 251(h), without any stockholder approvals. As a result of the Merger, each Share outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive the Merger Consideration, without interest thereon and subject to any required withholding taxes (which is the same amount per Share that will be paid in the Offer), other than Shares held (i) by OpenText or Purchaser or any wholly-owned subsidiary of OpenText or Actuate, which Shares were canceled and ceased to exist without payment being made with respect to such Shares, or (ii) by Actuate stockholders who are entitled to and who validly exercise appraisal rights under DGCL Section 262 with respect to such Shares.

Shares ceased trading on the Nasdaq Global Select Market prior to market open on January 16, 2015.

The full text of the press release issued by OpenText on January 16, 2015 in connection with the expiration of the Offer and the Merger is filed as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(E) Press Release issued by Open Text Corporation on January 16, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2015

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Chief Legal Officer and Corporate Secretary

ASTEROID ACQUISITION CORPORATION

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 16, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on December 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)*

(a)(5)(B)	Presentation issued by Open Text Corporation on December 5, 2014 (incorporated by reference to the Schedule TO-C filed by Open Text Corporation on December 5, 2014)*

(a)(5)(C)	Press Release issued by Open Text Corporation on December 16, 2014*

(a)(5)(D)	Form of summary advertisement, published in The Wall Street Journal on December 16, 2014*

(a)(5)(E)	Press Release issued by Open Text Corporation on January 16, 2015

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated December 5, 2014, by and among Asteroid Acquisition Corporation, Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)*

(d)(2)	Tender and Voting Agreement, dated as of December 5, 2014, by and among Open Text Corporation, Asteroid Acquisition Corporation and certain stockholders of Actuate Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)*

(d)(3)	Mutual Non-Disclosure Agreement, dated as of July 24, 2014, by and between Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by OpenText Corporation with the Securities and Exchange Commission on December 15, 2014)*

(d)(4)	Exclusivity Agreement, dated as of November 7, 2014, by and between Open Text Corporation and Actuate Corporation*

(g)	Not applicable

(h)	Not applicable

*	Previously filed